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[EDENTIFY LOGO]

KENNETH R. VENNERA, ESQUIRE
General Counsel
Direct Dial:  610-814-6832
Email:  kvennera@edentify.us
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                                December 4, 2006

VIA EDGAR SUBMISSION
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Barbara C. Jacobs
Assistant Director-Legal
U.S. Securities Exchange Commission
100 F. Street NE
Washington, D.C. 20549-4561

   RE: Edentify, Inc.
       Registration Statement on Form SB-2, filed December 4, 2006

Dear Ms. Jacobs:

     In anticipation of questions you might have, I wanted to offer the following in connection with our current filing of a registration statement for 5,791,133 shares of common stock. This filing represents the registration of 5,200,000 shares and warrants underlying convertible debentures and warrants issued in May, 2006 and September, 2006. These two offerings were made on substantially the same terms (differing only by amount of the offering) as those issued previously (December, 2004, April, 2005, September, 2005 and December
2005).

     At the time our registration of the various prior series, neither of the May, 2006 or September, 2006 offerings were due for registration. The May offering was, and still is, covered by the waiver executed by the May investors (in respect of default under the debentures for inability to get the registration effective in time). We have made no other substantive changes from our effective registration statement, other than the inclusion of the most current (Sept. 30, 2006 financials) and other updates to current. The financing documents are attached in "form" for the May offering (with the party-signatories listed on the Securities Purchase Agreement) and with actual executed documents attached for the September, 2006 offering.

     The September investment was originally planned as simply a loan by the Company's lead institutional investor when made on September 29, 2006, however the Company and the investor had not agreed on terms (i.e. those mimicking our other series of convertible debentures) until the second week of November, 2006, just prior to the filing of our quarterly financials and well after the effectiveness of the prior registration statement on October 6, 2006.

     In addition, we are requesting registration of shares (591,133 consisting of 363,635 to be issued currently and 227,498 in the future) to be issued to those same investors as payment in kind of interest due under the debentures (as permitted in the agreements with them) through March 31, 2007 only. Certain of these investors are also entitled to shares under the May and September offerings, so the number of offered shares combines these shares with the shares offered as payment for interest.

     I hope this may clarify any preliminary questions you may have in this regard.

                                         Very truly yours,
                                         /s/ Kenneth R. Vennera
                                         Kenneth R. Vennera

cc: Terrence DeFranco, CEO